UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

COMMISSION FILE NUMBER 333-21011

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: September 30, 2020

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

FirstEnergy Corp.

Full Name of Registrant

N/A

Former Name if Applicable

76 South Main Street

Address of Principal Executive Office (Street and Number)

Akron, Ohio 44308

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

FirstEnergy Corp. (the “Company”) has determined that it is unable to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2020 (the “Form 10-Q”) within the prescribed time period without unreasonable effort and expense due to the circumstances described below.

As previously disclosed, on July 21, 2020, a complaint and supporting affidavit containing federal criminal allegations were unsealed against the now former Ohio House Speaker Larry Householder and other individuals and entities allegedly affiliated with Mr. Householder. Also, on July 21, 2020, and in connection with the investigation, the Company received subpoenas for records from the U.S. Attorney’s Office for the Southern District of Ohio. The Company was not aware of the criminal allegations, affidavit or subpoenas before July 21, 2020. In addition, on August 10, 2020, the Securities and Exchange Commission, through its Division of Enforcement, issued an order directing an investigation of possible securities laws violations by the Company, and on September 1, 2020, issued subpoenas to the Company and certain of its officers. The Company is cooperating in these investigations.

During the course of the Company’s internal investigation related to the ongoing government investigations, the existence of which was previously disclosed in the Company’s Form 10-Q for the period ended June 30, 2020, the Independent Review Committee of the Board of Directors of the Company (the “Committee”) determined that three executives, including the Company’s Chief Executive Officer, violated certain Company policies and its code of conduct and should be terminated. The terminations were effective October 29, 2020. Following the Committee’s determination regarding these violations of certain Company policies and its code of conduct, the Company is re-evaluating its controls framework, which could include identifying one or more material weaknesses. Further, the internal investigation remains ongoing.

In connection with the ongoing government investigations, the Company’s re-evaluation of its controls framework, which could include identifying one or more material weaknesses, the Company requires additional time to complete its quarterly review and closing procedures and to provide appropriate disclosure in the Form 10-Q. While no assurance can be given, the Company intends to file the Form 10-Q on or before the fifth calendar day following the prescribed due date, in accordance with Rule 12b-25.

Forward-Looking Statements: This 12b-25 includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 based on information currently available to management. Such statements are subject to certain risks and uncertainties and readers are cautioned not to place undue reliance on these forward-looking statements. These statements include declarations regarding management’s intents, beliefs and current expectations. These statements typically contain, but are not limited to, the terms “anticipate,” “potential,” “expect,” “forecast,” “target,” “will,” “intend,” “believe,” “project,” “estimate,” “plan” and similar words. Forward-looking statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements, which may include the following: the results of our ongoing internal investigation and evaluation of our controls framework, the timing of the filing and disclosure to be contained in our Form 10-Q, the extent and duration of COVID-19 and the impacts to our business, operations and financial condition resulting from the outbreak of COVID-19 including, but not limited to, disruption of businesses in our territories, volatile capital and credit markets, legislative and regulatory actions, the effectiveness of our pandemic and business continuity plans, the precautionary measures we are taking on behalf of our customers, contractors and employees, our customers’ ability to make their utility payment and the potential for supply-chain disruptions; the risks and uncertainties associated with government investigations regarding Ohio House Bill 6 and related matters, including potential adverse impacts on federal or state regulatory matters; the risks and uncertainties associated with litigation, arbitration, mediation and similar proceedings; legislative and regulatory developments, including, but not limited to, matters related to rates, compliance and enforcement activity; mitigating exposure for remedial activities associated with retired and formerly owned electric generation assets, including, but not limited to, risks associated with the decommissioning of TMI-2; the ability to accomplish or realize anticipated benefits from strategic and financial goals, including, but not limited to, executing our transmission and distribution investment plans, controlling costs, improving our credit metrics, strengthening our balance sheet and growing earnings; economic and weather conditions affecting future operating results, such as a recession, significant weather events and other natural disasters, and associated regulatory events or actions in response to such conditions; changes in assumptions regarding economic conditions within our territories, the reliability of our transmission and distribution system, or the availability of capital or other resources supporting identified transmission and distribution investment opportunities; changes in customers’ demand for power, including, but not limited to, the impact of climate change or energy efficiency and peak demand reduction mandates; changes in national and regional economic conditions affecting us and/or our major industrial and commercial customers or others with which we do business; the risks associated with cyber-attacks and other disruptions to our information technology system, which may compromise our operations, and data security breaches of sensitive data, intellectual property and proprietary or personally identifiable information; the ability to comply with applicable reliability standards and energy efficiency and peak demand reduction mandates; changes to environmental laws and regulations, including, but not limited to, those related to climate change; changing market conditions affecting the measurement of certain liabilities and the value of assets held in our pension trusts and other trust funds, or causing us to make contributions sooner, or in amounts that are larger, than currently anticipated; labor disruptions by our unionized workforce; changes to significant accounting policies; any changes in tax laws or regulations, or adverse tax audit results or rulings; the ability to access the public securities and other capital and credit markets in accordance with our financial plans, the cost of such capital and overall condition of the capital and credit markets affecting us, including the increasing number of financial institutions evaluating the impact of climate change on their investment decisions; actions that may be taken by credit rating agencies that could negatively affect either our access to or terms of financing or our financial condition and liquidity; and the risks and other factors discussed from time to time in our SEC filings. The Company expressly disclaims any current intention to update or revise, except as required by law, any forward-looking statements contained herein as a result of new information, future events or otherwise.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Jason J. Lisowski	(800)	736-3402
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

FirstEnergy Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 9, 2020	By:	/s/ Jason J. Lisowski
Jason J. Lisowski Vice President, Controller and Chief Accounting Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).